

Home

**Fund
Holdings**

**More
Information**

**Portfolio
Manager
("PM")**

**XBRL
Interactive
Data from the
Prospectus**

Contact Us

NorthQuest Capital Fund

The Fund is a No-load Mutual Fund

Statistics for NorthQuest Capital Fund (Ticker Symbol: NQCFX) *

**Average Annual Total Returns
(as of 03/31/2016)**

| 10 Year | 5 Year | 1 Year | Date | Daily Closing Price | Daily Change | Daily %
Change | YTD
Return |
|---|---|---|---|---|---|---|---|
| + 2.77% | + 6.51% | + .66% | 05-11-2016 | $15.56 | - .13 | - .83% | + 8.74% |

Fund Investment Objective/Goal

The Fund's investment objective is to seek long-term capital appreciation and to secondarily earn
dividend income.

Who Should Invest

The Fund is best suited for disciplined long-term investors who want to invest in a focused
portfolio of companies that consists of a small number of stocks. The Fund's portfolio will benefit
those investors who desire low portfolio turnover and tax efficiency.

Who Should Not Invest

This Fund is not recommended for: investors who are short-term oriented and not
tolerant to the Fund's daily price fluctuations; investors seeking diversification and
high turnover and investors looking for current income.

* The Fund's prospectus should be read carefully before investing in this Fund.

* The performance data quoted represents past performance and the investment return and
principal value of an investment will fluctuate so that an investors share's, when redeemed, may
be worth more or less than their original cost.

The Fund's shares are available in the following states; AZ,CA,FL,NJ,NY,PA,TX, and VA.

This site designed for U.S.residents. Non-U.S.residents are subject to country- specific
restrictions.



NorthQuest Capital Fund

The Fund's Officers& Directors
Are Shareholders in The Fund

Home

**Fund
Holdings**

**More
Information**

**Portfolio
Manager
("PM")**

Contact Us

NorthQuest Capital Fund, Inc.
TOP TEN HOLDINGS as a Percentage of the Fund's Net Assets
December 31, 2015
(Unaudited)

**Top Ten Holdings*
(% of Net Assets)**

Fiserv, Inc.	15.67%
CR Bard, Inc.	8.44%
Starbucks Corp.	7.81%
Stryker Corp.	7.32%
Parker Hannifin Corp.	7.31%
Idexx Laboratories, Inc.	6.99%
Pepsico, Inc.	5.48%
McCormick & Co., Corp.	4.98%
United Technologies Corp.	4.94%
Westinghouse Air Brake Technologies Corp.	4.87%
	73.81%

* Portfolio holdings are subject to change and are not recommendations of individual stocks.



NorthQuest Capital Fund

The Fund is a No-load Mutual Fund

Home

**Fund
Holdings**

**More
Information**

**Portfolio
Manager
("PM")**

Contact Us

NorthQuest Capital Fund, Inc.
16 Rimwood Lane
Colts Neck, NJ 07722
1-800-239-9136 or 732-842-3465

**You will find more information about the NorthQuest
Capital Fund, Inc. in the following documents:**

Prospectus - A document with detailed information about
the Fund.
Statement of Additional Information (SAI) - The
Statement of Additional contains additional and more
information about the Fund.
Annual and Semi-annual Reports - The Fund will issue to
its shareholders semi-annual and audited annual reports.
The Fund's fiscal year ends December 31st.
In addition, a discussion of the Fund strategies and
market conditions that significantly affected the Fund's
performance during its last fiscal year will be in the
annual report.

THERE ARE TWO WAYS TO GET A COPY OF ONE
OR MORE OF THE DOCUMENTS DESCRIBED
ABOVE

1. Call or write for one, and a copy will be sent without
charge within three business days of receipt of the
request.

2. You may also obtain information about the Fund
(including the Statement of Additional Information and
other reports)from the Securities and Exchange
Commission on their internet site at http://www.sec.gov
or at their Public Refernece Room in Washington, D.C.
Call the Securities and Exchange Commission at 1-800-
SEC-0330 for room hours and operations. You may also
obtain Fund information by sending a written request and
duplicating fee to the Public Reference Section of the
SEC, Washington, D.C. 20549-6609.
Please contact the Fund at the above address or by its toll
free number if you wish to request other information
and/or make shareholder inquiries.



NorthQuest Capital Fund

The Fund is Shareholder Friendly.

Home

Fund
Holdings

More
Information

Portfolio
Manager
("PM")

Contact Us

Portfolio Manager ("PM")

Peter J. Lencki has been actively managing the
NorthQuest Capital Fund for the past fourteen years.
Mr. Lencki credentials: Bachelors of Arts degree in Political
Science from Seton Hall University in New Jersey.

NorthQuest Capital Fund, Inc.
c/o Mutual Shareholder Services
8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147
1-800-239-9136 or 732-842-3465



NorthQuest Capital Fund

The Fund is Shareholder Friendly.

Home

Fund Holdings

More Information

Portfolio Manager ("PM")

Contact Us

Contact Information

NorthQuest Capital Fund, Inc.
c/o Mutual Shareholder Services
8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147
1-800-239-9136 or 732-842-3465